SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of February 08 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.






The company has received the following notification:





                                       Societe Generale Asset Management Finance
                                                                   Immeuble SGAM
                                                        170 place Henri Regnault
                                                    92043 Paris-La Defense cadex
                                                                          France
                                                       Tel : 33 (0)1 56 37 80 00
                                                       Fax : 33 (0)1 56 37 83 11



Company Secretary
Telent plc
34 Grosvenor Square
London W1K 2HD
United Kingdom

                                                        1st February 2006



Dear Sirs

In accordance with section 198 to 210 of the Companies Act 1985 (the "Act") and further to our notification of January 11th 2006, we write to notify you that Societe Generale Asset Management Finance SA has become the registered holder of 10,500,000 ordinary shares of 25 pence each (the "Shares) in Telent plc and that Societe Generale Asset Management Alternative Investments SA remains interested in the Shares. The Shares no longer comprise of interest under section 208(5) of the Act.



In addition Societe Generale Asset Management SA and Societe Generale each have a notifiable interest in the Shares pursuant to section 203(3) of the Act.



This notice of interest is given in fulfilment of the obligations of each member of Societe Generale Group specified above under the requirements of the Act. This notice constitutes separate notifications that have been combined solely for the purposes of clarity and efficiency; it is not intended to indicate that any of the members of the Societe Generale Group specified above act as a group or in concert with respect to these interests.



If you have any questions in relation to the contents of this notification please contact M. Eric Hacquard on +33 1 56 37 89 25.



M Eric Hacquard
For and on behalf of
Societe Generale Asset Management Finance SA


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 08 February, 2006